FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 8, 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2008	CRYPTOLOGIC LIMITED /s/ Stephen Taylor ____________________________ Stephen Taylor Chief Financial Officer

2

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC SECURES AGREEMENT WITH

888 HOLDINGS PLC

May 8, 2008 (Dublin, IRELAND) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, through its wholly owned subsidiary WagerLogic, has announced a three-year licensing contract with 888 Holdings PLC, one of the world’s most popular online gaming companies. Under the agreement, 888 will select and integrate casino games from Cryptologic that best complement 888’s broad offering.

“Today’s announcement is consistent with CryptoLogic’s strategy to partner with the world’s biggest and best gaming brands – as a way to offer the ultimate player experience,” said Brian Hadfield, CryptoLogic’s President and CEO. “888’s reputation, established player base and global marketing strength, paired with CryptoLogic’s industry-leading games – it’s a winning combination.”

888.com is the world’s number one online casino and poker room. 888 owns and operates various world-renowned websites, including www.888.com, www.Casino-on-Net.com, www.pacificpoker.com, www.888ladies.com and www.888sport.com.

“This reaffirms 888’s strategy of creating a game ecosystem, powered by an industry-leading integration infrastructure, which enables 888 to introduce a diversified offering to existing and new players, worldwide,” said Gigi Levy, CEO of 888.

Boasting more than 200 games, CryptoLogic has one of the most comprehensive casino suites on the Internet today. From popular casual games including Sudoku, Cubis, and Bejeweled to multi-bonus and multi-jackpot games featuring some of the word’s most famous action and entertainment characters, CryptoLogic has earned rave reviews from industry peers and players alike. In 2008, CryptoLogic earned Gambling Online Magazine’s Top Casino Software award for the third consecutive year. Based on the votes of players, it is widely considered the industry’s top honour.

“For CryptoLogic, 888 is a natural fit,” added Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development. “Together, we offer the world’s best online games through one of the world’s largest Internet casinos.”

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic( Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

TEL (353) 1664-1682

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4,IRELAND

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For more information, please contact:

Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Karen Passmore, ext 228 kpassmore@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.